UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              DATA DIMENSIONS, INC.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    237654207
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 19 Pages
                                Exhibit Index: 16


--------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    313,300\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             8.26%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

1.    See Item 5.

                                                              Page 3 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                    George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    313,300\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             8.26%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------
1.      See Item 5.

                                                              Page 4 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    313,300\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             8.26%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------
1.      See Item 5.

                                                              Page 5 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               White Rock Capital, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Texas

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          339,300
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    339,300

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    339,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             8.94%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Thomas U. Barton

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Requ red Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          3,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          339,300
    Each
  Reporting           9      Sole Dispositive Power
   Person                           3,000
    With
                      10     Shared Dispositive Power
                                    339,300

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    342,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                                    9.02%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Joseph U. Barton

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          2,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          339,300
    Each
  Reporting           9      Sole Dispositive Power
   Person                           2,000
    With
                      10     Shared Dispositive Power
                                    339,300

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    341,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             9.00%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Data Dimensions, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated April 15, 1996 and Amendment No. 1 thereto dated April 17, 1996 (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report the transfer of the investment advisory contract between Soros Fund Management ("SFM"), and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares held for the account of Quasar Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.


               This statement is filed on behalf of SFM LLC, Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital, L.P., a Texas limited partnership ("White Rock"), and Thomas U. Barton and Joseph U. Barton, both United States citizens, the general partners of White Rock (collectively, the "Reporting Persons"). This statement on Schedule 13D relates to Shares that were acquired by White Rock on behalf of certain institutional clients (the "White Rock Clients"), namely Quasar Partners and Collins Capital Diversified Fund, L.P., a Delaware limited partnership ("Collins Capital"). This statement also relates to Shares held for Joseph U. Barton's personal account and to certain options acquired by Thomas U. Barton (the "Barton Options"), for his own personal account, pursuant to an arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired.

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quasar Partners to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quasar Partners. Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself. In connection therewith, Quasar Partners has granted investment discretion to White Rock pursuant to an investment advisory contract between Quasar Partners and White Rock (the "White Rock Contract"). The shares currently held for the account of Quasar Partners were acquired at the direction of White Rock, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

                                                              Page 9 of 19 Pages


               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager, may be deemed a beneficial owner of securities, including the Shares, held for the account of Quasar Partners as a result of the contractual authority of SFM LLC to acquire voting and dispositive power with respect to such securities.

               Collins Capital is a limited partnership whose primary business is to serve as a fund-to-fund manager, placing partnership assets under the discretionary direction of outside managers. In connection therewith, Collins Capital entered into an agreement with Thomas U. Barton and Joseph U. Barton of White Rock, dated December 22, 1994, pursuant to which Thomas U. Barton and Joseph U. Barton were appointed to manage the securities trading portfolio of Collins Capital. The principal business address of Collins Capital is 3131 Turtle Creek Boulevard, Suite 888, Dallas, Texas 75219.

               White Rock is a limited partnership engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton are the general partners of White Rock. The principal business address of each of White Rock, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

               During the past five years, none of the Reporting Persons, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(f) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"); however, neither the fact of this filing nor any information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of Section 13(d)(3)

                                                             Page 10 of 19 Pages


of the Act. Additionally, the filing of this statement shall not be deemed to be an admission by SFM LLC, Mr. Soros and Mr. Druckenmiller that they are, for the purposes of Section 13(d) of the Act, the beneficial owners of any securities covered by this statement.

               Information  contained herein  concerning SFM LLC, Mr. Soros, Mr.
Druckenmiller and Quasar Partners has been provided by SFM LLC. White Rock, Thomas U. Barton and Joseph U. Barton assume no responsibility for such information. Information contained herein concerning White Rock, Collins Capital, Thomas U. Barton and Joseph U. Barton has been provided by White Rock. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quasar Partners expended approximately $124,375 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days. Thomas U. Barton expended approximately $58,000 of his personal funds to exercise the options and acquire the Shares reported herein as having been acquired within the last 60 days. Joseph U. Barton expended approximately $70,680 of his personal funds to purchase the Shares reported herein as being acquired within the last 60 days.

               The securities held for the accounts of the SFM Clients,  Collins
Capital  and White Rock may be held  through  margin  accounts  maintained  with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quasar Partners, Collins Capital, Joseph U. Barton and Thomas U. Barton were acquired or disposed of for investment purposes. Neither Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, Collins Capital and/or the SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) As a consequence SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 313,300 Shares (approximately 8.26% of the total number of Shares outstanding).

                    (ii) White Rock may be deemed the beneficial owner of 339,300 Shares (approximately 8.94% of the total number of Shares outstanding). This number consists of (1) 313,300 Shares held for the account of Quasar Partners and (2) 26,000 Shares held for the account of Collins Capital.

                    (iii) Thomas U. Barton may be deemed the beneficial owner of 342,300 Shares (approximately 9.02% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 313,300 Shares held for the account of Quasar Partners, (2) 26,000 Shares held

                                                             Page 11 of 19 Pages


for the account of Collins Capital, and (3) 3,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton may be deemed the beneficial owner of 341,300 Shares. This number consists of (1) 313,300 Shares held for the account of Quantum Partners, (2) 26,000 Shares held for the account of Collins Capital and (3) 2,000 Shares held for his account.

               (b) (i) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 313,300 Shares held for the account Quasar Partners as a result of the White Rock Contract and the positions of Thomas U. Barton and Joseph U. Barton as the general partners of White Rock. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 313,300 Shares.

                    (ii) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 26,000 Shares held for the account of Collins Capital.

                    (iii) Thomas U. Barton is currently vested with the sole power to direct the voting and disposition of the 3,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton is currently vested with the sole power to direct the voting and disposition of the 2,000 Shares held for his account.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and on Annex B attached hereto, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by the Reporting Persons, SFM LLC or Quasar Partners. All of the transactions listed on Annex B were executed in routine brokerage transactions in the over-the-counter market.

               (d) (i) The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

                    (iii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of Shares held for his account.

               (e) Not applicable.

                                                             Page 12 of 19 Pages



Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quasar Partners, Collins Capital, Thomas U. Barton and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quasar Partners, Collins Capital and other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, White Rock, Thomas U. Barton and Joseph U. Barton.

                                                             Page 13 of 19 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WHITE ROCK CAPITAL, L.P.


                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             General Partner



                                        /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton



                                        /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton

                                                             Page 14 of 19 Pages


                                     ANNEX A

               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                              Scott K. H. Bessent
                                 Walter Burlock
                              Jeffrey L. Feinberg
                                 Arminio Fraga
                                 Gary Gladstein
                               Robert K. Jermain
                                David N. Kowitz
                              Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                  Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                Mark D. Sonnino
                            Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 15 of 19 Pages


                                     ANNEX B

                    RECENT TRANSACTION IN THE COMMON STOCK OF
                              DATA DIMENSIONS, INC.


                           Date of         Nature of        Number of
For the Account of       Transaction      Transaction        Shares       Price Per Share

Quasar Partners\1\        11/18/96            Buy             5,000        24.875

Joe Barton                12/13/96           Sell               500        32.8455
                          12/13/96           Sell               500        32.8455
                          12/13/96           Sell             1,000        32.85
                          12/16/96            Buy             1,000        35.0295
                          12/16/96            Buy             1,000        35.65

Tom Barton                12/10/96            Buy             2,000        29.00 (Call Options)
                          12/11/96           Sell             2,000        28.8333 (Options)
                          12/11/96           Sell             1,000        28.8333 (Options)




























--------

1         Transactions effected at the direction of White Rock Capital, L.P.

                                                             Page 16 of 19 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus.............................................................. 17

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus.................................................. 18

C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Soros Fund Management LLC, Mr. George Soros,  Mr. Stanley F.
     Druckenmiller,  White Rock Capital,  L.P.,  Thomas U. Barton
     and Joseph U. Barton................................................. 19